

June 8, 2011

<u>Via E-mail</u>
Wayne A. Doss
President
Innocent, Inc.
2000 NE 22nd Street
Wilton Manors, FL 33305

      Re: Innocent, Inc.
           Form 10-K/A for the fiscal year ended August 31, 2010
           Filed May 27, 2011
           Form 10-Q/A for the quarterly period ended November 30, 2010
           Filed May 27, 2011
           Form 10-Q for the quarterly period ended February 28, 2011
           Filed April 29, 2011
           File No. 333-150061

Dear Mr. Doss:

We have reviewed your response dated April 25, 2011 and amended filings and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 8. Financial Statements, page F-1

Statements of Cash Flows, page F-5

1. We note your response to comment 19 in our letter dated April 1, 2011 and reiterate our comment. You disclose proceeds of $57,396 from the notes payable in your Statements of Cash Flows for the year ended August 31, 2010. You also disclose notes payable of $57,396 as of August 31, 2010. If you received proceeds of $10,000 for another note

payable that was converted into shares such that there is no balance at August 31, 2010, please tell us where you reflected the $10,000 cash proceeds in your Statements of Cash Flows for the year ended August 31, 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Going Concern, page 15

2. We note your response to comment nine in our letter dated April 1, 2011. As previously requested, please quantify the amount of capital necessary for you to sustain operations. Also state whether you have made any plans or arrangements for additional funding and if not; please state this clearly in the filing. See Item 303(a)(1) of Regulation S-K. This comment also applies to your Forms 10-Q for the fiscal quarters ended November 30, 2010 and February 28, 2011.

Item 9A. Controls and Procedures, page 16

3. We note your response to comment 11 in our letter dated April 1, 2011. You state your disclosure controls and procedures and internal control over financial reporting were not effective because of comments from the SEC that required additional disclosure and restatement of other disclosed information. Your proposed disclosure does not identify and describe the cause or deficiency in your internal controls that resulted in revisions to your disclosure and financial statements. For example, a lack of expertise may exist in the area where revisions were necessary. Please revise to describe the control deficiency impact on your financing reporting and internal controls and the nature of any material weakness to allow a reader to determine the pervasiveness and impact on your financial statements.

Evaluation of Disclosure Controls, page 16

4. Please clarify the status of the material weakness and describe your remediation process. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.

Conclusions, page 17

5. We note your statement in this paragraph that "the chief executive officer and principal accounting officer have concluded that, the disclosure controls are effective . . . ." Please revise this conclusion in light of your disclosure on the previous page that your disclosure

controls and procedures and internal control over financial reporting are not effective. We also note that you have not identified any officer as a principal accounting officer. Please revise.

Item 10. Directors, Executive Officers, and Corporate Governance, page 17

6. We note your response to comment 14 in our letter dated April 1, 2011. Please clarify whether Mr. Doss currently serves as CEO of Keller Industries. Also state the capacity in which Mr. Doss has advised smaller public companies, including whether he was self-employed or worked for another company in providing such services. Please also discuss any involvement in bankruptcy and legal proceedings over a ten, rather than five year period. See Item 401(f) of Regulation S-K.

7. We note your disclosure in the second full paragraph on page 18 that you do not have an audit committee and that you have concluded that your board of directors has the "knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have." Please disclose how you arrived at such a conclusion, in light of the material weaknesses identified in your disclosure controls and procedures and internal control over financial reporting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19

8. Please also indicate the number of shares beneficially held by your director, Marcus Mueller.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

9. We note your response to comment 17 in our letter dated April 1, 2011; however, the Form 10-K/A was not amended to reflect this information. As previously requested, please disclose the information required by Item 404(a) of Regulation S-K with respect to the loans provided to you by shareholders of your company. In this regard, we note your disclosure on page F-13 that shareholders of your company have provided $339,450 in loans to you. Please also identify the shareholders who provided these loans.

Signatures, page 21

10. We note your response to comment 20 in our letter dated April 1, 2011. Please ensure that the language in your signature block conforms to the language set forth in Form 10-K. Also revise your signature block to differentiate the signatures on behalf of the company and the signatures where your officer and directors have signed the filing in their individual capacities. This comment also applies to your Forms 10-Q for the fiscal quarters ended November 30, 2010 and February 28, 2011.

Form 10-Q for the quarterly period ended November 30, 2010, as amended

Statements of Cash Flows, page 5

11. We note your response to comment 23 in our letter dated April 1, 2011 and your revised disclosure of non-cash investing activities. We also note the common stock issued for gold mine obligation and for conversion of notes is still reflected as cash provided by financing activities for the three months ended November 30, 2009. Please explain why these items are also reflected as cash flows from financing activities.

Form 10-Q for the quarterly period ended February 28, 2011

Statements of Cash Flows, page 5

12. Please disclose the nature of the fixed assets purchased in the amount of $210,000 during the period. See Rule 8-03(b)(1) of Regulation S-X and FASB ASC 360-10-50.

13. We note your investment in joint venture in the amount of $290,010 which approximates 57% of your total assets. Please revise to provide a note to your financial statements describing the joint venture and how you will account for your interest. Further, please tell us what consideration you gave to providing financial information for the joint venture and/or related financial statements. See Rule 8-03(b)(3) and 8-04 of Regulation S-X.

Controls and Procedures, page 16

14. In your amended Form 10-K you stated your controls were not effective. Please explain how you were able to conclude that your disclosure controls and procedures are now effective as of the end of the period covered by your current report given your disclosure that there were no changes in your internal control over financial reporting.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief